Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Curaleaf Holdings, Inc. (the “Issuer” or “Curaleaf”).

Trading Symbol: CURA

Number of Outstanding Listed Securities: 624,180,519

Date: February 8, 2023

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)	Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered, nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

General

Curaleaf Holdings, Inc. (“Curaleaf” or the “Company”) operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing and medical cannabis research. Curaleaf is a leading vertically integrated medical and wellness cannabis operator in the United States. As of January 31, 2023, the Company has operations in 21 states including operating 147 dispensaries and 29 cultivation sites with a focus on highly populated states including Arizona, Florida, Illinois, Massachusetts, New York, New Jersey and Pennsylvania. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty. Moreover, Curaleaf International Holdings Limited, a subsidiary of the Issuer, is the largest vertically integrated independent cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with leading cultivation, extraction and production capabilities.

Recent developments regarding the Issuer’s business and operations

On January 10, 2023, Curaleaf announced the launch of adult-use cannabis sales in Connecticut, after having received a hybrid producer license from Connecticut’s Department of Consumer Protection.

Please see the Issuer’s press release dated January 10, 2023, filed on the Issuer’s website, for more information.

On January 12, 2023, Curaleaf announced the opening of its dispensary in Palm Beach Gardens, FL, as well as the expansion of BlueKudu infused chocolate flavors in Florida.

Please see the Issuer’s press release dated January 12, 2023, filed on the Issuer’s website, for more information.

On January 23, 2023, Curaleaf announced the opening of a new dispensary in Clermont, FL.

Please see the Issuer’s press release dated January 23, 2023, filed on the Issuer’s website, for more information.

On January 24, 2023, Curaleaf announced the expansion of its Grassroots premium cannabis brand to New Jersey with the launch of premium cannabis flower and pre-rolls.

Please see the Issuer’s press release dated January 24, 2023, filed on the Issuer’s website, for more information.

On January 26, 2023, Curaleaf announced the proactive closure of the majority of its operations in the states of California, Colorado and Oregon, as part of its continued efforts to streamline its business. Additionally, in an effort to further optimize operations and reduce costs, Curaleaf will consolidate cultivation and processing operations in Massachusetts to a single facility in Webster, resulting in the closure of its Amesbury facility. Curaleaf expects to record non-cash restructuring and impairment charges that it will detail on its fourth quarter earnings call in March.

Please see the Issuer’s press release dated January 26, 2023, filed on the Issuer’s website and available on SEDAR at www.sedar.com under the Issuer’s profile, for more information.

On January 27, 2023, Curaleaf announced the launch of adult-use cannabis sales at its dispensary in Stamford, CT, following receipt of approval from the Connecticut Department of Consumer Protection.

Please see the Issuer’s press release dated January 27, 2023, filed on the Issuer’s website and available on SEDAR at www.sedar.com under the Issuer’s profile, for more information.

2.	Provide a general overview and discussion of the activities of management.

Boris Jordan, Executive Chairman, participated in a recorded Twitter Spaces conversation with Toby Channabis on January 26th about Curaleaf’s announcement that it will exit the California, Oregon and Colorado markets.

Matt Darin, CEO provided commentary about the launch of adult-use cannabis in Connecticut to publications including Yahoo! Finance on January 11th, MJ Biz Daily on January 10th, and his quotes were picked up in publications including Patch, CT Insider, Hartford Courant and Stamford Advocate. On January 26th, a press release announced that Curaleaf will exit the California, Oregon and Colorado markets, and Mr. Darin spoke with Marketwatch and MJBizDaily to discuss the news. Mr.Darin was also quoted in Benzinga on January 30th about the future of adult-use cannabis in Maryland.

3.	Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4.	Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

On January 26, 2023, Curaleaf announced the proactive closure of the majority of its operations in the states of California, Colorado and Oregon.

Refer to Item 1 for more information.

5.	Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6.	Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7.	Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from, or the disposition was to, a Related Person of the Issuer and provide details of the relationship.

On January 26, 2023, Curaleaf announced the proactive closure of the majority of its operations in the states of California, Colorado and Oregon.

Refer to Item 1 for more information.

8.	Describe the acquisition of new customers or loss of customers.

Please refer to Item 1 for new dispensary openings during the month of January.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trademarks.

N/A

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

As of January 31, 2023, the Issuer had a total of 5,742 employees, which includes 196 new hires and 349 terminations in the month of January.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12.	Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the.

Curaleaf may become threatened by a party, or otherwise become party to litigation from time to time in the ordinary course of business which could adversely affect its business.

Sentia Wellness

Measure 8 Ventures LP et al. v. Khanna et al., Or. No. 22CV00946

On January 6, 2022, Measure 8 Ventures, LP, and other purchasers of debentures from Sentia Wellness, Inc. (“Sentia”), filed suit against Nitin Khanna and six other former officers, directors, and/or advisors of Sentia in the Circuit Court of the State of Oregon for Multnomah County alleging violations of Oregon securities law by making false and misleading statements and omissions to induce the plaintiffs to purchase over $74 million of debentures in Sentia. On May 16, 2022, the defendants filed their answer to the plaintiffs’ complaint along with affirmative defenses and various counter-claims against the plaintiffs as well as claims against third-parties Curaleaf Holdings, Inc., Cura Partners, Inc., and other individuals. The third-party claims include claims for unjust enrichment, breach of fiduciary duty, and tortious interference in connection with Curaleaf’s acquisition of Cura Partners, Inc. The third-party complaint also alleges claims against Curaleaf Holdings, Inc. and Cura Partners, Inc. for indemnification as well as reimbursement and advancement of attorneys’ fees and expenses under Oregon law and Cura Partners, Inc.’s bylaws. Nitin Khanna and the third-party plaintiffs seek actual damages in an amount of $515 million and other relief. However, Curaleaf Holdings, Inc. and Cura Partners, Inc. were not targeted by all of the third-party plaintiffs claims. On October 25, 2022, Nitin Khanna and the third-party plaintiffs filed a stipulation of dismissal which was subsequently signed by the judge and which dismissed without prejudice all of their claims against Curaleaf Holdings, Inc. and Cura Partners, Inc.  All claims against Mr. Clateman and Mr. Martinez have also been dismissed by the court on summary judgment.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Subordinate Voting Shares	387,140	Shares issued in connection with RSU conversions and option exercises during the month of January, 2023.	The proceeds from payment of the exercise/conversion price will be used for general working capital purposes.
Subordinate Voting Shares	355,584	Shares issued in consideration for the transfer of HMS Processing 5% interests to Issuer. Please see Issuer’s Form 9 filed with the CSE on January 5, 2023.	No cash proceeds were received by the Issuer in consideration for this issuance.

(1)	State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

N/A

16.	Provide details of any changes in directors, officers or committee members.

N/A

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

N/A

This document contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", " or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this Monthly Progress Report contains forward-looking statements and information concerning (i) the expected benefits of recently opened dispensaries, new cannabis education program partnership and Select brand expansion and (ii) the Issuer's current litigation and arbitration proceedings. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Issuer with respect to the matter described in this Monthly Progress Report. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this Monthly Progress Report and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under the "Risk Factors" heading in the Issuer's management's discussion and analysis for the year ended December 31, 2021 and under the "Risk Factors" heading in the Issuer’s annual information form for the year ended December 31, 2021, and in other filings that the Company has made and may make in the future with the Canadian securities regulatory authorities available on SEDAR under the Issuer’s profile at www.sedar.com or with the U.S. Securities and Exchange Commission available at www.sec.gov/edgar. Forward-looking statements contained herein are made only as to the date of this Monthly Progress Report and the Issuer undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The Issuer cautions investors not to place undue reliance on the forward-looking statements contained in this Monthly Progress Report.

[signature page follows]

Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: February 8, 2023

Peter Clateman
Name of Director or Senior Officer

/s/ Peter Clateman
Signature

Chief Legal Officer
Official Capacity

Issuer Details Name of Issuer Curaleaf Holdings, Inc.	For Month Ended January 31, 2023	Date of Report YY/MM/DD February 8, 2023
Issuer Address 420 Lexington Avenue
City/Province/Postal Code New York, NY 10170	Issuer Fax No. N/A	Issuer Telephone No. (781) 451-0150
Contact Name Investor Relations	Contact Position Investor Relations	Contact Telephone No. (781) 451-0150
Contact Email Address IR@curaleaf.com	Web Site Address www.curaleaf.com